United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Steelton Bancorp, Inc.
(Name of Issuer)

Common Stock, ($0.10 Par Value)
(Title of Class of Securities)

858272107	(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525,   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2001
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act o f 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).






1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/ /
b)	/X/

3	SEC Use Only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7		Sole Voting		10,500
Beneficially owned
By Each Reporting	8		Shared Voting		  4,365
Person with
9	Sole Dispositive	10,500

10		Shared Dispositive	  4,365

11	Aggregate Amount Beneficially Owned		14,865

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.1 %

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Howard Amster
					Individual Retirement Account

2	If a member group		a)	/ /
c)	/X/

3	SEC Use Only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7		Sole Voting
Beneficially owned
By Each Reporting	8		Shared Voting		4,365
Person with
10	Sole Dispositive

10		Shared Dispositive	4,365

11	Aggregate Amount Beneficially Owned

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)

14	Type of Reporting Person	IN


















There are no changes to the Schedule 13D, as amended except as follows:


Item 4		Purpose of Transaction

		Howard Amster Individual Retirement Account sold shares to adjust its investment position.

a)		Howard Amster and Howard Amster Individual Retirement
Account might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.



Item 5		Interest in Securities of the Issuer

(a)(b)		The aggregate amount owned by the Reporting Persons is 14,865
		shares or 4.1% of the outstanding shares.

		Howard Amster owns 10,500 shares or 2.9 % of the outstanding shares.

		Howard Amster Individual Retirement Account owns 4,365 shares or 1.2 % of the outstanding shares.
















(c)		Trades executed on the over-the-counter bulletin board as
		open market transactions, executing broker was Bear Stearns.



Identity		Date		Shares				Price
Howard Amster	01/15/01	   500	Stock Dividend Received


Howard Amster	12/12/00	1,000	Sold			12.50
Individual
Retirement		01/15/01	   655	Stock Dividend Received
Account
			08/07/01	1,000	Sold			15.85

			08/08/01	1,000	Sold			15.85

			08/09/01	2,000	Sold			15.90

			08/10/01	5,400	Sold			15.905


e)		Howard Amster and Howard Amster Individual Retirement
Account ceased to be beneficial owners of more than 5 % of Steelton Bancorp. Inc. common stock on August 10, 2001.


Signature	After reasonable inquiry and to the best of my knowledge and
		belief, I certify that the information set forth in this statement is true, complete and correct.





Date:	8/10/01		HOWARD AMSTER		HOWARD AMSTER
							      Individual Retirement Account